Filed by CHP Merger Corp.

pursuant to Rule 425

under the Securities Act of

1933 and deemed filed

pursuant to Rule 14a-12

under the Securities

Exchange Act of 1934

Subject Company: CHP

Merger Corp. (File No. 001-39140)

Accelus Announces Successful First Surgeries Using Remi Robotic Navigation System with LineSider Spinal System

Innovative new robotic targeting and navigation system provides precision, accessibility

PALM BEACH GARDENS, Fla., March 10, 2022 (GLOBE NEWSWIRE) – Accelus, a privately held medical technology company focused on accelerating the adoption of minimally invasive surgery (MIS) as the standard of care in spine, today announced the successful completion of the first cases utilizing its Remi™ robotic targeting and navigation platform with its LineSider™ posterior fixation system. Renowned neurosurgeon and Accelus Chief Robotics Officer Kevin Foley, MD, who was a key contributor in the development of the robotic navigation system, performed the first Remi case using LineSider at Baptist Memorial Hospital-Memphis in December 2021. Since then, successful procedures using Remi with LineSider have also been performed by Dr. Kornelis Poelstra at Sunrise Hospital and Medical Center in Las Vegas, Dr. Pierce Nunley at Specialists Hospital Shreveport, and Dr. Richard Hynes at Melbourne Regional Medical Center.

Remi is a comprehensive robotic targeting and navigation platform that provides robotic-assisted pedicle screw placement for surgeons performing lumbar spine fixation. It is designed to provide the same precision and accuracy as legacy spinal robotic systems but with a smaller footprint, optimized procedural workflow, shorter setup and teardown times, and economically accessible pricing.

Filed by CHP Merger Corp.

pursuant to Rule 425

under the Securities Act of

1933 and deemed filed

pursuant to Rule 14a-12

under the Securities

Exchange Act of 1934

Subject Company: CHP

Merger Corp. (File No. 001-39140)

“The goal with Remi was to address the limitations of current spinal robotic systems—inefficient workflow, large footprints and high cost—while providing the same accuracy,” said Dr. Foley. “LineSider adds to this efficiency with its versatile and streamlined instrumentation. I have been extremely pleased with my first cases utilizing Remi with the LineSider system.”

The Remi Robotic Navigation System is comprised of a workstation that serves as the primary user interface, an ultra-lightweight nearfield camera and a four-pound robotic targeting platform. Both the camera and targeting platform are attached to the operating room table, minimizing the system’s footprint. Its camera also features a wide angle of capture designed to track instrumentation throughout the surgical field and minimize the line-of-sight issues commonly experienced with legacy spine surgery robotic platforms. Remi’s workstation features a touch-screen computer that receives the intraoperative 3-D images and automatically registers the navigation system to the patient’s anatomy. The computer sits atop a 30-inch by 30-inch system cart that is easily transportable and provides storage for all the system’s components when not being used in surgery. This compact footprint makes it suitable for use in all facilities, including ASCs and hospitals with smaller operating rooms.

“Remi represents a substantial evolution in robotic spine surgery as we desired greater efficiency for our robotic-assisted cases,” said Dr. Poelstra, an orthopedic and neurological spine surgeon, founder of The Robotic Spine Institute of Las Vegas and a long-term pioneer of MIS robotic technology. “Remi seamlessly integrates with my surgical workflow due to its fast setup time and provides highly accurate and consistent screw placement to help reduce variability and improve my patient outcomes. It has been great fun using it in my OR!”

Remi is designed to simplify surgical workflow and provide procedural efficiencies. In a study published in The Cureus Journal of Medicine in 2021, the Remi robotic targeting and navigation system was determined to have significantly shorter procedure workflow duration while maintaining equivalent accuracy as compared to the most common alternative robotic spine platform1. The average total procedure time using the Remi system was 36.6 minutes compared to a total procedure time of 55.0 minutes using an alternative legacy robotic system.

“We believe these procedural efficiencies will offer significant economic benefits to facilities, in addition to its already attractive price point,” said Chris Walsh, CEO and Co-founder of Accelus. “Our goal is to accelerate the move to minimally invasive spine surgery, and we believe these advantages will make Remi easily accessible to cost-constrained facilities, such as ASCs, and eventually international markets.”

Filed by CHP Merger Corp.

pursuant to Rule 425

under the Securities Act of

1933 and deemed filed

pursuant to Rule 14a-12

under the Securities

Exchange Act of 1934

Subject Company: CHP

Merger Corp. (File No. 001-39140)

Dr. Nunley, Director of the Spine Institute of Louisiana and Chairman of the American Board of Spine Surgery, recently performed the world’s first four-level surgery using the Remi with the LineSider system.

“Remi’s simplified, intuitive design made it easy to incorporate into my procedural workflow,” Dr. Nunley said. “Its rapid system positioning and efficient setup and breakdown may even provide the potential to treat more patients. I also like the fact that it helps me perform an MIS procedure with reduced need for interoperative fluoroscopic images, helping reduce radiation exposure for my patients and staff. This is potentially disruptive and a ‘game changer’ compared to other current robot technologies.”

About Accelus

Accelus is committed to accelerating minimally invasive spine surgery through its enabling technology with broad accessibility to previously underserved markets. Established in 2021 through the combination of Integrity Implants and Fusion Robotics, the company is focused on providing its proprietary Adaptive Geometry™ technology with pragmatic and economical navigation and robotic solutions with broad clinical use in spine surgery. Learn more at www.accelusinc.com.

1.

Soliman M A, Khan A, O’Connor T E, et al. (June 26, 2021) Accuracy and Efficiency of Fusion Robotics™ Versus Mazor-X™ in Single-Level Lumbar Pedicle Screw Placement. Cureus 13(6): e15939. doi:10.7759/cureus.15939

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Our actual results may differ from our expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements.

Filed by CHP Merger Corp.

pursuant to Rule 425

under the Securities Act of

1933 and deemed filed

pursuant to Rule 14a-12

under the Securities

Exchange Act of 1934

Subject Company: CHP

Merger Corp. (File No. 001-39140)

These forward-looking statements include, without limitation, our expectations with respect to future performance and anticipated financial impacts of the business combination (the “Business Combination”) with CHP Merger Corp. (“CHP”), the satisfaction of the closing conditions to the Business Combination, and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside our control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the ability to meet the closing conditions in the Business Combination Agreement, including due to failure to obtain approval of the stockholders of CHP and Accelus or certain regulatory approvals, or failure to satisfy other conditions to closing in the Business Combination Agreement; (2) the occurrence of any event, change, or other circumstances, including the outcome of any legal proceedings that may be instituted against CHP and Accelus following the announcement of the Business Combination Agreement and the transactions contemplated therein, that could give rise to the termination of the Business Combination Agreement or could otherwise cause the transactions contemplated therein to fail to close; (3) the inability to obtain or maintain the listing of the combined company’s common stock on the Nasdaq, as applicable, following the Business Combination; (4) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (5) the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably and retain its key employees; (6) costs related to the Business Combination; (7) changes in applicable laws or regulations; (8) the inability of the combined company to raise financing in the future; (9) the success, cost, and timing of Accelus’s and the combined company’s product development activities; (10) the inability of Accelus or the combined company to obtain and maintain regulatory approval for their products, and any related restrictions and limitations of any approved product; (11) the inability of Accelus or the combined company to identify, in-license, or acquire additional technology; (12) the inability of Accelus or the combined company to maintain Accelus’s existing license, manufacturing, supply, and distribution agreements; (13) the inability of Accelus or the combined company to compete with other companies currently marketing or engaged in the development of treatments for the indications that Accelus is currently pursuing for its product candidates; (14) the size and growth potential of the markets for Accelus’s and the combined company’s products and services, and each of their ability to serve those markets, either alone or in partnership with others; (15) the pricing of Accelus’s and the combined company’s products and services and reimbursement for medical procedures conducted using Accelus’s and the combined company’s products and services; (16) Accelus’s and the combined company’s estimates regarding expenses, future revenue, capital requirements, and needs for additional financing; (17) Accelus’s and the combined company’s financial performance; (18) the impact of COVID-19 on Accelus’s business and/or the ability of the parties to complete the Business Combination; and

Filed by CHP Merger Corp.

pursuant to Rule 425

under the Securities Act of

1933 and deemed filed

pursuant to Rule 14a-12

under the Securities

Exchange Act of 1934

Subject Company: CHP

Merger Corp. (File No. 001-39140)

(19) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” in CHP’s Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the “SEC”) on February 15, 2022, and in CHP’s other filings with the SEC.

Accelus cautions that the foregoing list of factors is not exclusive. Accelus cautions investors not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Accelus does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the Business Combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Media Contact: Brandy Craig 305-676-1679 bcraig@accelusinc.com Investor Contact: Brian Johnston Gilmartin Group ir@accelusinc.com